Exhibit 99.1

ICON reports fourth quarter 2011 revenue of $243m, up 5% year on year, and EPS of $0.07. Backlog increases 19%. (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – Fourth Quarter and Full year ended December 31 2011.

* Q4 net revenues increased 5% year on year to $243 million. FY 2011 net revenue increased 5% to $946 million.

* Q4 operating income was 3% or $6.6 million. FY 2011 operating income before non recurring charges was 4% or $39 million.

* EPS for Q4 was $0.07. Diluted 2011 EPS before non-recurring charges was $0.52.

* Q4 net business awards were $308 million, a book-to-bill of 1.3, 2011 net new business awards were $1.3 billion, a book-to-bill of 1.4.

* Guidance for 2012 is for revenue in the range of $1.07 - $1.11 billion, and EPS in the range of $0.90 to $1.10

* Brendan Brennan appointed Chief Financial Officer.

DUBLIN--(BUSINESS WIRE)--February 16, 2012--ICON (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the full year and fourth quarter ended December 31, 2011.

For the fourth quarter net revenues grew 5% year on year to $242.6 million and operating income was $6.6 million representing 3% of revenue, compared to $22 million or 9% for the same quarter last year. Net income was $4.1 million compared with $22.1 million last year or $0.07 per share compared to $0.36 in the same quarter last year.

For the full year revenue grew 5.1% to $946 million and operating income before non-recurring charges was $39.3 million representing 4.2% of revenue compared to $92 million or 10.2% in 2010. On a US GAAP basis income from operations was $29.4 million or 3.1% compared with $92 million in the prior year.

Net income before non-recurring charges was $31.5 million, a net margin of 3.3%, compared to $87.1 million last year and 9.7% of revenue. EPS before non-recurring charges for 2011 was $0.52 per share compared with $1.44 in 2010. On a US GAAP basis net income was $22.8 million, a net margin of 2.4%, compared to $87.1 million last year and 9.7% of revenue. EPS on a GAAP basis for 2011 was $0.37 per share compared with $1.44 in 2010.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account was 47 days at December 31, 2011 compared with 52 days at the September 30, 2011 and 37 days at December 31, 2010.

For the quarter ended December 31, 2011 cash provided by operating activities was $37.8 million and capital expenditure was $10.7 million. For the full year 2011 cash flow from operating activities was $20.2 million and capital expenditure was $35.3 million. In addition $61.5 million was invested on acquisitions and $9 million was expended on a stock repurchase programme. As a result the company’s net cash amounted to $174 million at December 31, 2011 compared to $256 million of net cash at December 31, 2010.

Commenting on the results, Chief Executive Officer, Ciaran Murray, said “I am encouraged with our performance in the quarter. Net new business awards were $308m, representing a book to bill of 1.3. This resulted in a year-end backlog of $2.3 billion up 19% on December 2010.” He continued “Earnings in the quarter increased to $0.07. With this level of backlog growth and continuing success in developing our strategic partnerships, we expect revenue to grow steadily through the remainder of 2012 and be in the range of $1.07 - $1.11 billion. As a result of this revenue growth and of improved leverage from our cost base we expect EPS in the range of $0.90 to $1.10.”

ICON today also announced the appointment of Mr. Brendan Brennan as Chief Financial Officer. Mr. Brennan has served as acting Chief Financial Officer since October 2011. Prior to this appointment he served as ICON’s Senior Vice President of Corporate Finance and he has been a senior member of the ICON finance team since January 2006. Prior to joining ICON, Mr. Brennan held a senior corporate finance position in CRH plc, a major international building materials group. Mr Brennan qualified as a chartered accountant with PricewaterhouseCoopers and obtained a Bachelor’s degree in Accounting and Finance from Dublin City University.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its fourth quarter conference call today, February 16, 2012 at 9:00 EST [14:00 Ireland & UK]. This call and associated slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 81 locations in 40 countries and has approximately 8,500 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Before nonrecurring items)

Three and Twelve Months ended December 31, 2011 and December 31, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Gross Revenue	337,934	317,279	1,296,509	1,263,147

Reimbursable expenses	95,319	85,193	350,780	363,103

Net Revenue	242,615	232,086	945,729	900,044

Costs and expenses
Direct costs	158,244	139,741	611,923	541,388
Selling, general and administrative	67,008	61,463	255,864	232,688
Depreciation and amortization	10,713	8,868	38,682	33,873

Total costs and expenses	235,965	210,072	906,469	807,949

Income from operations	6,650	22,014	39,260	92,095

Interest (expense)/income	(751)	484	(448)	629

Income before provision for income taxes	5,899	22,498	38,812	92,724

Provision for income taxes	(1,786)	(398)	(7,347)	(5,653)

Net income	4,113	22,100	31,465	87,071

Net income per ordinary share
Basic	$0.07	$0.37	$0.52	$1.46

Diluted	$0.07	$0.36	$0.52	$1.44

Weighted average number of ordinary shares
Basic	60,371,190	60,145,383	60,379,338	59,718,934

Diluted	60,759,588	60,817,130	61,070,686	60,637,103

ICON plc

Consolidated Income Statements (US GAAP)

Three and Twelve Months ended December 31, 2011 and December 31, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Gross Revenue	337,934	317,279	1,296,509	1,263,147

Reimbursable expenses	95,319	85,193	350,780	363,103

Net Revenue	242,615	232,086	945,729	900,044

Costs and expenses
Direct costs	158,244	139,741	611,923	541,388
Selling, general and administrative	67,008	61,463	255,864	232,688
Depreciation and amortization	10,713	8,868	38,682	33,873
Nonrecurring charges	-	-	9,817	-
Total costs and expenses	235,965	210,072	916,286	807,949

Income from operations	6,650	22,014	29,443	92,095

Interest income/(expense)	(751)	484	(448)	629

Income before provision for income taxes	5,899	22,498	28,995	92,724

Provision for income taxes	(1,786)	(398)	(6,115)	(5,653)

Net income	4,113	22,100	22,880	87,071

Net income per ordinary share
Basic	$0.07	$0.37	$0.38	$1.46

Diluted	$0.07	$0.36	$0.37	$1.44

Weighted average number of ordinary shares
Basic	60,371,190	60,145,383	60,379,338	59,718,934

Diluted	60,759,588	60,817,130	61,070,686	60,637,103

ICON plc

Summary Balance Sheet Data

December 31, 2011 and December 31, 2010
(Dollars, in thousands)

	December 31,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
Cash and short-term investments	174,177	255,706
Debt	-	-
Net cash	174,117	255,706

Accounts receivable	201,338	164,907
Unbilled revenue	126,850	101,431
Payments on account	(150,792)	(134,240)
Total	177,396	132,098

Working Capital	253,514	330,333

Total assets	1,035,467	949,538

Shareholders’ equity	681,544	669,999

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan Chief Financial Officer
+ 353 –1-291-2000
or
Sam Farthing VP Investor Relations
+ 353 –1-291-2000
http://www.iconplc.com